Corso Giacomo Matteotti, 8
20121 Milano
)46-2001

07022475

LATHAM & WATKINS


SEC MAIL PROCESSING
RECEIVED
APR 05 2007
WASH. D.C.
161
SECTION

Northern Virginia
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April 5, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

File No. 82-34652

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen,

De' Longhi S.p.A. - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File No. 82-34652

On behalf of De' Longhi S.p.A. ("**De' Longhi**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release dated March 16, 2007, announcing the results of the financial year 2006;
- Press Release dated January 25, 2007, announcing the financial calendar 2007;
- Press Release dated January 16, 2007, announcing the preliminary revenues for 2006; and
- Filings with Borsa Italiana dated February 19, 2007, February 27, 2007 and February 28, 2007 relating to the disclosure of internal dealing transactions, and amendment thereto dated February 27, 2007.

In addition, De' Longhi has published the documentation listed below on its website. No English translations, versions or summaries of such documents have been prepared by De' Longhi. As a result, only a brief description of such documentation is furnished.

- Report of the Directors of De' Longhi dated March 16, 2007 to the shareholders of the company setting forth the agenda for the ordinary shareholders' meeting to be held on April 18, 2007 (Italian language); and
- Press Release dated March 1, 2007, regarding the adoption of the new March 2006 version of the Corporate Governance Code of Borsa Italiana ("*Codice di Autodisciplina*") (Italian language);

Further, De' Longhi has filed the documentation listed below with CONSOB (*Commissione Nazionale per la Società e la Borsa*), the Italian authority responsible for regulating the Italian securities market and Borsa Italiana, the Italian stock exchange. No English translations, versions or summaries of such documents have been prepared by De' Longhi. As a result, only a brief description of such documentation is furnished.

dw 4/10

File No. 82-34652

LATHAM&WATKINS

- Filing with Borsa Italiana on March 30, 2007 of the draft financial statements and draft consolidated financial statements for the financial year ended as of December 31, 2006;
- Filing with CONSOB on March 30, 2007 of the notice published on "*Bloomberg Finanza & Mercati*" regarding the filing of the draft financial statements and draft consolidated financial statements for the financial year ended as of December 31, 2006;
- Filing with CONSOB on October 11, 2006 of Form 120A setting forth De' Longhi's shareholdings as of June 30, 2006 in privately-held companies;
- Filing with CONSOB on September 15, 2006 of the notice published in the Italian newspaper "*Milano Finanza*" on September 14, 2006 regarding the publication of the financial statements as of June 30, 2006;
- Filing with CONSOB on April 28, 2006 of Form 100 setting forth the composition of the board of directors of De' Longhi;
- Filing with CONSOB on April 27, 2006 of the report of the board of statutory auditors;
- Filing with CONSOB on April 26, 2006 of Form 120A setting forth De' Longhi's shareholdings as of December 31, 2005 in privately-held companies;
- Filing with CONSOB on January 20, 2006 of Form 120A naming the person responsible for communications relating to the issuance of shares;
- Filing with CONSOB on November 17, 2005 of Form 100 setting forth the composition of the board of directors of De' Longhi;
- Filing with CONSOB on October 18, 2005 of Form 100 setting forth the composition of the board of directors of De' Longhi;
- Filing with CONSOB on October 11, 2005 of Form 120A setting forth De' Longhi's shareholdings as of June 30, 2005 in privately-held companies;
- Filing with CONSOB on July 1, 2005 of Form 100 setting forth the composition of the board of directors of De' Longhi;
- Filing with CONSOB on April 26, 2005 of the report of the board of statutory auditors;
- Filing with CONSOB on April 12, 2005 of Form 120A setting forth De' Longhi's shareholdings as of December 31, 2004 in privately-held companies; and
- Filing with CONSOB on March 29, 2005 of the notice published in the Italian newspaper "*Milano Finanza*" on September 14, 2006 regarding the convocation of the shareholders' meeting of De' Longhi and the publication of the financial statements as of December 31, 2004.

Please feel free to call me at 011-44-20-7710-1000 if you have any questions.

File No. 82-34652

LATHAM&WATKINS

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosures

cc: Antonio Checchini
of De' Longhi S.p.A.


DēLonghi

Living innovation

PRESS RELEASE

Treviso, March 16, 2007

DE' LONGHI SpA: the Board of Directors approves the financial statements for the FY ending December 31, 2006: strong positive signals coming from indicators of growth, profitability and cash generation.

- significant growth of consolidated net revenues (+8.4% or 9.5% at comparable consolidation perimeter), reaching Eur 1,363 mn (1,257.7 mn in FY 2005), thanks to the contribute of both Household and Professional divisions (respectively +10.5% and +11.5% at comparable consolidation perimeter);

- Product innovation and efficiency in the industrial and logistic processes were the main drivers of the increase of EBITDA (Eur 125.6 mn vs. 105 mn in 2005, or 9.2% of revenues) and of EBIT (85 mn vs. 67.5 mn in 2005, or 6.2% of revenues);

- the net profit amounts to Eur 39.8 mn (it was 24.8 mn in 2005); however a higher increase is shown at a before-tax level, where profit increases from 27.5 mn to 61.3 mn, thanks also to the 26.4 mn gain from the sale of the controlled company Elba SpA;

- the Net Financial Position benefits from cash flows amounting to 196.8 mn and drops from -511.4 mn down to -314.6 mn; the main factors behind this reduction are the efficiency of working capital management, the sale of Elba SpA and the effects of sales with no recourse of receivables;

- the BoD proposes to distribute a dividend of Eur 0.06 per share, subject to the approval of the Shareholders' Meeting to be held on April 18 (April 19 in second call).

* * * * *



Living innovation

The 2006 results.

The Board of Directors of De' Longhi SpA has approved the FY 2006 financial statements today.

Despite the global scenario evidencing significant growth in raw materials' prices, the Group was successful in delivering substantial increases in revenues and margins, carrying out positive effects in the cash generation as well.

The consolidated net revenues amounts to Eur 1,363 mn, or a +8.4% increase vs. 2005 (1,257.7 mn). The main determinants were both external factors - the global economy growth - and management actions - products mix, a more efficient manifacturing and distribution structure, the strenghtening of market shares.

These results originate also from the completion of the transfer process of production assets from Italy to China and from the full start of the Russian factory, thus bringing out major benefits in competitiveness and growth opportunities in new markets.

The said dynamics allowed the group to feature an EBITDA at Eur 125.6 mn, increasing both in absolute values (+20.6 mn) and as percentage to revenues (from 8.3% to 9.2%). EBIT positively performs as well, reaching Eur 85 mn (+17.5 mn), or a 6.2% of revenues.

It is worth mentioning the Eur 26.4 mn gain arising from the sale of the controlled company Elba SpA.

The net profit amounts to Eur 39.8 mn (+60.5% vs. 2005); however a major increase is performed by the profit before-tax (61.3 mn in 2006 vs. 27.5 mn in 2005, or +123%)

Both *Household* and *Professional* divisions contributed to the above mentioned positive results.

The *Household* division reported a +7.5% growth in revenues (amounting to Eur 1,072 mn; at comparable consolidation perimeter the increase is +10.5%) and a 16% growth in EBITDA (amounting to Eur 92.2 mn, or 8.6% of revenues). Coffee makers, small appliances and portable heaters were leading.

The *Professional* division outlines a 17.4% increase of revenues (317.8 mn; at comparable consolidation perimeter the increase is +11.5%) and a 31.1.% increase of EBITDA (33.3 mn, or 10.5% of revenues), thanks to the



Living innovation

positive performance of water-filled radiators and industrial air conditioning.

Furthermore, interesting synergies and development trends in the professional air-conditioning business are offered by the acquisition of RC Group.

As regards the geographical distribution of revenues, the good performances are confirmed by all main markets, excepted the United Kingdom (-4.9%, but +0.4% at a comparable consolidation perimeter); in details, North America (+26.7%), Europe (including Russia too) (+11%) and even the domestic Italian market (+7.1%) are outstanding.

The good operating results, the efficiencies in the working capital management, the sale of Elba SpA and the derecognition of the program of non-recourse receivables sales have boosted the cash flows (Eur 196.8 mn), bringing the Net Financial Position down to -314.6 mn from the 2005 -511.4 mn (it was -396.6 at Sept. 30, 2006).

The Board of Directors resolved to propose to the Shareholders' Meeting to be held on April 18 (April 19 in scond call) a dividend of 0.06 Eur per share.

As at today the auditors' certificate is not available yet since the group accounts are still under review.

* * * * *

Events following year end

No major event has occured since the closing of the FY 2006 accounts.

Foreseeable business developments

We deem the growth trend can continue in 2007, given the positive outlook of the global economy.

File No. 82-34652



Living innovation

Contacts:

for the press:
Valentina Zanetti
ph. +39 0422 413384

for analysts and investors:
Investor Relations, Fabrizio Micheli
ph. +39 0422 413235

on the web:
www.delonghi.it


DēLonghi

Living innovation

De' Longhi SpA consolidated financial statement as at December 31st 2006

Income statement as at December 31st 2006 year-to-date

Euro/million	2006	% on sales	2005	% on sales
Net revenues	1.363,0	100,0%	1.257,7	100,0%
Change 2006/2005	*105,3*	*8,4%*		
Materials consumed and other production costs (services and production payroll costs)	(849,9)	(62,4%)	(761,6)	(60,6%)
Gross profit	**513,1**	**37,6%**	**496,0**	**39,4%**
Cost of services and other expenses	(286,3)	(21,0%)	(276,5)	(22,0%)
Value added	**226,8**	**16,6%**	**219,6**	**17,5%**
Payroll (non-industrial)	(91,6)	(6,7%)	(88,9)	(7,1%)
Provisions	(12,5)	(0,9%)	(13,3)	(1,1%)
Other income (expenses)	2,8	0,2%	(12,4)	(1,0%)
EBITDA	**125,6**	**9,2%**	**105,0**	**8,3%**
Amortization and depreciation	(40,6)	(3,0%)	(37,5)	(3,0%)
EBIT	**85,0**	**6,2%**	**67,5**	**5,4%**
Change 2006/2005	*17,5*	*25,9%*		
Financial income (expenses)	(23,6)	(1,7%)	(40,0)	(3,2%)
Profit before taxes	**61,3**	**4,5%**	**27,5**	**2,2%**
Taxes	(20,9)	(1,5%)	(2,6)	(0,2%)
Profit (loss) for the period	**40,4**	**3,0%**	**24,9**	**2,0%**
Profit (loss) pertaining to minority interests	0,7	0,0%	0,1	0,0%
Profit (loss) pertaining to the Group	**39,8**	**2,9%**	**24,8**	**2,0%**


DēLonghi

Living innovation

Balance sheet as at December 31st 2006

Euro/million	*31/12/2006*	*31/12/2005*	*Changes 2006-2005*	*% Changes*
Fixed assets	**718,9**	**730,2**	**(11,3)**	**(1,6%)**
Net inventory	323,7	340,2	(16,5)	(4,8%)
Trade receivables	348,0	450,1	(102,1)	(22,7%)
Other current assets	39,4	31,4	8,0	25,5%
Trade payables	(327,1)	(285,9)	(41,2)	14,4%
Other current liabilities	(77,1)	(65,9)	(11,2)	16,9%
Net working capital	**307,0**	**469,8**	**(162,9)**	**(34,7%)**
Non current liabilities	(90,7)	(103,2)	12,5	(12,1)%
Total capital employed	**935,2**	**1.096,9**	**(161,7)**	**(14,7%)**
Net debt (*)	**314,6**	**511,4**	**(196,8)**	**(38,5%)**
Total shareholders' equity	**620,6**	**585,5**	**35,1**	**6,0%**
Total net debt and shareholders' equity	**935,2**	**1.096,9**	**(161,7)**	**(14,7%)**

(*) Includes Euro 113,1 million in receivables factored without recourse at December 31st, 2005.

Cash flow statement as at December 31st 2006

Euro/million	*31/12/2006*	*31/12/2005 pro-forma (*)*
Net operating cash flow	**57,3**	**(50,3)**
Cash flow absorbed by changes in net equity	(8,0)	(3,0)
Cash flow generated by deconsolidating Marka Finance S.A. and factoring receivables without recourse	112,9	-
Cash flow from sale of Elba S.p.A.	76,6	-
Cash flow from acquisition of RC Group	(42,0)	-
Cash flow for the period	**196,8**	**(53,4)**
Opening net financial position	(511,4)	(458,0)
Closing net financial position	**(314,6)**	**(511,4)**

(*) The opening net financial position in the pro-forma cash flow statement at 31 December 2005 includes Euro 58,9 million in payables due to factors for receivables factored without recourse.


DēLonghi
Living innovation

Revenues by geographical area

Euro/million	2006	2005	Change	% Change	2006 pro-forma	2005 pro-forma	Change pro-forma	% Change pro-forma
Italy	329,7	307,9	21,8	7,1%	323,8	309,0	14,8	4,8%
United Kingdom	155,5	163,4	(7,9)	(4,9)%	153,8	153,2	0,6	0,4%
Rest of Europe	512,1	461,2	50,8	11,0%	505,0	456,8	48,2	10,6%
USA, Canada, Mexico	123,2	97,2	25,9	26,7%	122,7	95,4	27,3	28,6%
Rest of the World	242,6	228,0	14,7	6,4%	241,7	216,1	25,7	11,9%
Total	**1.363,0**	**1.257,7**	**105,3**	**8,4%**	**1.347,0**	**1.230,4**	**116,6**	**9,5%**

Results by business segments

Household

Euro/million	2006	2005	Change 2006-2005	2005 pro-forma (*)	Change 2006 - 2005 pro-forma
Net revenues	1.072,0	997,1	74,8	969,9	102,1
Change %			*7,5%*		*10,5%*
EBITDA	92,2	79,5	12,7	73,6	18,6
% on net revenues	*8,6%*	*8,0%*		*7,6%*	

(*) 2005 pro-forma data have been adjusted to be consistent with those of the current period (ie. excluding the figures related to Elba in the period June-December 2005).

Professional

Euro/million	2006	2005	Change 2006-2005	2006 pro-forma (**)	Change 2006 pro-forma - 2005
Net revenues	317,8	270,6	47,1	301,8	31,2
Change %			*17,4%*		*11,5%*
EBITDA	33,3	25,4	7,9	31,5	6,1
% on net revenues	*10,5%*	*9,4%*		*10,4%*	

(**) 2006 pro-forma data have been adjusted to be consistent with those of the previous period (ie. excluding the figures related to RC Group in the period September-December 2006).



Calendar
Board of Directors, Shareholders' meetings
and presentations to financial analysts
year 2007

Date or time span	Object
13-16 March 2007	Presentation of the financial statements closing at 31.12.06 Conference call with financial analysts.
18-19 April 2007	Ordinary shareholders' meeting for approval of the financial statements closing at 31.12.06.
11-14 May 2007	Approval of the Quarterly Report at 31.03.07 Conference call with financial analysts.
10-13 September 2007	Approval of the Half Year Report at 30.06.07 Conference call with financial analysts.
12-14 November 2007	Approval of the Quarterly Report at 30.09.07 Conference call with financial analysts.

January 25, 2007


DēLonghi

Living innovation

PRESS RELEASE

Treviso, 16th January 2007

Preliminary 2006 Revenues

DE'LONGHI S.p.A.: The De' Longhi Group reported that 2006 revenues are up by approximately 8% at new perimeter of consolidation and by 9% on a like for like perimeter of consolidation basis; the new perimeter of consolidation basis excludes the contribution of Elba Spa as from 1 June 2006 and consolidates RC Group as from 1 October 2006.

Based on the preliminary figures the Group's consolidated sales in 2006 totalled about €1,350 million, the highest level in the company's history, compared to € 1.257.7 million in 2005.

In spite of the mild autumn-winter season, in the last quarter of the year revenues grew by approximately 4% (5% on a like for like perimeter basis) when compared to the already positive quarter reported in 2005 (sales grew by 11%).

******

The De' Longhi Group announces that in FY 2006 revenues grew by approximately 9% on a like for like perimeter of consolidation basis and by 8% on a new perimeter of consolidation basis (excluding the contribution of Elba Spa as from 1 June 2006 and consolidating RC Group as from 1 October 2006) over the €1,257.7 million at the end of 2005; (2005 sales included the 12 month contribution of Elba Spa and did not include RC Group, a company acquired in October 2006).

The growth trend was also confirmed in fourth quarter 2006 (+4% on a new perimeter basis and +5% on a like for like basis); thanks to significant expansion the Group reached a record level of sales at the end of 2006 (about € 1,350 million).

The results benefited from the contribution of both the *household* and *professional* divisions; more in detail, notable growth was reported for coffee machines, as a confirmation of the Group's leadership in this category, kitchen appliances, portable heaters, water-filled radiators and large thermo-cooling systems.

All geographic areas reported a sales growth at a comparable consolidation basis. North America, the former USSR and France made the largest contribution to the growth in 2006 revenues.


DēLonghi

Living innovation

Contacts:

For the press:

Valentina Zanetti
De'Longhi Spa
T 0039 – 0422 –413.384

For analysts and investors:

De'Longhi S.p.A.
T 0039 – 0422 – 413.235

www.delonghi.it

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	SARTORI	NOME / FIRST NAME	SILVIO

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	DE LONGHI

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA*

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	SARTORI	NOME / FIRST NAME	SILVIO

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION*	CODICE ISIN / ISIN CODE*	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT*	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)*	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION*	NOTE / NOTES
15/02/2007	V	IT0003115950	DE' LONGHI	AZO	5,000	4.86	24,300	MERC-IT	
15/02/2007	A	IT0003115950	DE' LONGHI	AZO	5,000	4.87	24,350	MERC-IT	
15/02/2007	A	IT0003115950	DE' LONGHI	AZO	7,800	4.86	37,908	MERC-IT	
15/02/2007	A	IT0003115950	DE' LONGHI	AZO	5,000	4.95	24,750	MERC-IT	
16/02/2007	A	IT0003115950	DE' LONGHI	AZO	5,000	4.86	24,300	MERC-IT	
16/02/2007	A	IT0003115950	DE' LONGHI	AZO	5,000	4.88	24,400	MERC-IT	
16/02/2007	A	IT0003115950	DE' LONGHI	AZO	5,000	4.89	24,450	MERC-IT	
16/02/2007	A	IT0003115950	DE' LONGHI	AZO	5,000	4.88	24,400	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							208,858		

February 19, 2007

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITA' / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITA DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													208.858		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial strument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - · = azione non quotata / · = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0,99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1,01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated markets
   - FUERC = transazione fuori mercato o ai blocchi / off-amarket transaction and blocks
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or exchange of debt financial instruments for shares
   - MERC-SO = transazione sul mercato a seguito dell'esercizio di stock option – stock grant / transaction over regulated market concurrent to exercise of stock option – stock grant
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future,swap) / exercise of derivatives or settlement of other derivatives (future,swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
8. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy)
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	Sartori	NOME / FIRST NAME	Silvio

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	DE LONGHI

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA*

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	Sartori	NOME / FIRST NAME	Silvio

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION*	CODICE ISIN / ISIN CODE*	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT*	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)*	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION*	NOTE / NOTES
2[illegible]/02/2007	V	IT0003115950	DE' LONGHI	AZO	5,000	4.7336	23,668	MERC-IT	
26/02/2007	V	IT0003115950	DE' LONGHI	AZO	2,227	4.9007	10,844.8219	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							34,512.8219		

February 27, 2007

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT/DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITA' / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITA' DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO DI ESERCIZIO / REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMOUNT SECTION A + SECTION B (in €)													34.512.8219		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments.
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial instrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentativi tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - -* azione non quotata / -* non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0,99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1,01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction.
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated markets
   - FMERC = transazione fuori mercato o ai blocchi / off-market transaction and blocks
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or exchange of debt financial instruments for shares
   - MERC-SO = transazione sul mercato a seguito dell'esercizio di stock option – stock grant / transaction over regulated market concurrent to exercise of stock option – stock grant
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future,swap) / exercise of derivatives or settlement of other derivatives (future,swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument.
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER			
1.1 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	Sartori	NOME / FIRST NAME	Savio
1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY			
C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER			
2. EMITTENTE QUOTATO / LISTED COMPANY			
RAGIONE SOCIALE / CORPORATE NAME	DE LONGHI		
3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION			
3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY			
PERSONA RILEVANTE / RELEVANT PERSON			
3.2 DATI ANAGRAFICI / PERSONAL DATA'			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	Sartori	NOME / FIRST NAME	Savio

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION*	CODICE ISIN / ISIN CODE*	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT*	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)*	CONTROVAL. (in €) / VALUE (in €)	MODALITA DELL'OPERAZ. / DESCRIPTION OF TRANSACTION*	NOTE / NOTES
27/02/2007	A	IT0003115950	DE'LONGHI	AZO	7,227	4.6474	33,586.7598	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							33,586.7598		

February 28, 2007

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[1]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[4]	TIPO FACOLTA / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITA / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													33,586.7598		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction.
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - ECV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - * = azione non quotata / * = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0,99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction.
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated markets
   - FMERC = transazione fuori mercato o ai blocchi / off-market transaction and blocks
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or exchange of debt financial instruments for shares
   - MERC-SO = transazione sul mercato a seguito dell'esercizio di stock option – stock grant / transaction over regulated market concurrent to exercise of stock option – stock grant
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future,swap) / exercise of derivatives or settlement of other derivatives (future,swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

Comunicato 27.02.2007
De'Longhi SpA: Rettifica comunicato internal dealing del 19 febbraio 2007

A rettifica di quanto indicato nel comunicato del 19 febbraio 2007 in materia di internal dealing, si precisa che tutte le operazioni ivi riportate sono state VENDITE di titoli azionari e non acquisti, diversamente da quanto erroneamente indicato per alcune delle stesse.
Ci scusiamo per l'inconveniente.
Cordiali saluti,
De'Longhi SpA

As amendment of the press release of February 19th 2007 related to internal dealing, we clarify that, all the operations listed thereof consisted of SALES of shares and not purchases, as reported by mistake for some of the same.
We apologies for the mistake.
Best regards,
De'Longhi SpA


END